UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 811-09025

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☒ Form N-CSR

	For Period Ended:	06/30/12
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

This filing amends the registrant's filing on Form NT-NCSR made on September 10, 2012.  The purpose of this amendment is to update the narrative response provided in Part III of the filing.

PART I — REGISTRANT INFORMATION

New Covenant Funds
Full Name of Registrant

N/A
Former Name if Applicable

One Freedom Valley Drive
Address of Principal Executive Office (Street and Number)

Oaks, PA 19456
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is unable to file its Form N-CSR for the year ended June 30, 2012 within the prescribed time period because our auditors, KPMG LLP (KPMG), identified an independence matter regarding KPMG’s independence in connection with its audit of the financial statements of the New Covenant Funds (the Trust) for the year ended June 30, 2012. The independence matter identified by KPMG related to a service prohibited under SEC independence rules that was performed by KPMG Taiwan (a member firm of KPMG International) for the New Covenant Growth Fund (the Fund), one of the Funds comprising the Trust. In August 2010, prior to the current investment advisor of the registrant being named as investment advisor to the Fund in February 2012, and prior to KPMG being appointed as auditors of the Trust, KPMG Taiwan was engaged by the prior fund accounting agent of the Fund to perform tax agent services. The engagement calls for KPMG Taiwan to serve as guarantor for payments of taxes to the Taiwan tax authority in the event the Fund did not remit payment. The Trust has engaged another third party firm to serve as the succeeding tax agent/guarantor of the Fund retroactively to April 1, 2011 and as of September 3, 2012, KPMG Taiwan is no longer the named tax agent/guarantor of the Fund.  KPMG has evaluated whether the circumstances permit it to issue a report on the registrant’s financial statements for the year ended June 30, 2012 and has concluded that the prohibited tax agent/guarantor service provided to the Fund did not impact KPMG’s application of objective and impartial judgment on all matters encompassed within the audit engagement performed by KPMG for the Trust. In addition, KPMG has concluded that a reasonable investor with knowledge of all relevant facts and circumstances would reach the same conclusion. The chairman of the audit committee for the Trust, on behalf of the other members of the audit committee, has considered the information provided by KPMG regarding this matter and concurs with KPMG’s conclusions stated above.  Accordingly, KPMG will be issuing its report as soon as practicable, and the Trust will file its Form N-CSR promptly thereafter.  See exhibit attached hereto.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Peter A. Rodriguez	610	676-3309
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☐ Yes ☒ No

The Registrant’s Form N-SAR for the period ended June 30, 2012 has not yet been filed. On August 30, 2012, the Registrant filed a notification of late filing on Form 12b-25 with respect to its Form N-SAR.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

New Covenant Funds

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 17, 2012	By	/s/ Peter A. Rodriguez
Peter A. Rodriguez
Controller & Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).